Exhibit 19.1

AXT, INC.

INSIDER TRADING POLICY

I.	Trading in Company Securities While in Possession of Material Nonpublic Information is Prohibited

The purchase or sale of securities by any person who possesses material nonpublic information is a violation of federal and state securities laws. Furthermore, it is important that the appearance, as well as the fact, of trading on the basis of material nonpublic information be avoided. Therefore, it is the policy of AXT (the “Company”) that any person subject to this Policy who possesses material nonpublic information pertaining to the Company may not trade in the Company’s securities, advise anyone else to do so, or communicate the information to anyone else until you know that the information has been disseminated to the public.

No director, officer, employee or consultant of the Company who is aware of material nonpublic information relating to the Company may, directly or through family members or other persons or entities,

●	buy or sell securities of the Company, other than pursuant to a trading plan that complies with Rule 10b5-1 promulgated by the Securities and Exchange Commission ( “SEC”),
●	engage in any other action to take personal advantage of that information, or
●	pass that information on to others outside the Company, including friends and family (a practice referred to as “tipping”).

In addition, it is the policy of the Company that no officer, director, employee or consultant who, in the course of working for the Company, learns of material nonpublic information of another company with which the Company does business, such as a customer or supplier, may trade in that company’s securities until that information becomes public or is no longer material.

II.	All Employees, Officers, Directors and their Family Members and Affiliates Are Subject to this Policy

This Policy applies to all directors, officers, employees and consultants of the Company and entities (such as trusts, limited partnerships and corporations) over which such individuals have or share voting or investment control. For the purposes of this Policy, officers, outside directors and consultants are included within the term “employee.” This Policy also applies to any other persons whom the Company’s insider trading Compliance Officer may designate because they have access to material nonpublic information concerning the Company, as well as any person who receives material nonpublic information from any Company insider. Employees, officers and directors are responsible for ensuring compliance by family members and members of their households and by entities over which they exercise voting or investment control. Insiders are responsible for ensuring compliance with this Policy, including restrictions on all trading during certain periods, by family members and members of their households and by entities over which they exercise voting or investment control. Insiders should provide each of these persons or entities with a copy of this Policy.

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III.Executive Officers, Directors and Certain Named Employees Are Subject to Additional Restrictions. All employees with AXT stock, even our Tongmei employees in China, must follow the Trading Window and Blackout Period rules.
A.Section 16 Insiders. The Company has designated those persons listed on Exhibit A attached hereto as the directors and executive officers who are subject to the reporting provisions and trading restrictions of Section 16 of the Securities Exchange Act of 1934 (the “Exchange Act”) and the underlying rules and regulations promulgated by the SEC. Each person listed on Exhibit A is referred to herein as a “Section 16 Insider.” The Company will amend Exhibit A from time to time as necessary to reflect the addition and the resignation or departure of Section 16 Insiders.
B.Insider Employees. The Company has designated all employees paid by Fremont, including expats in China and including any employees based in Europe, as employees who have frequent access to material nonpublic information concerning the Company (“Insider Employees”). For purposes of this Insider Trading Policy, Section 16 Insiders and Insider Employees are each referred to as “Insiders.”
C.Trading Restrictions. All Section 16 Insiders and all Insider Employees must strictly follow the rules regarding trading on insider information, Trading Windows and Blackout Periods as declared by AXT. To minimize the risk of apparent or actual violations of the rules governing insider trading, we have adopted the following special restrictions relating to transactions in Company securities by Insiders.

Trading Window. In addition to the restrictions that are applicable to all employees, any trade by an Insider that is subject to the Insider Trading Policy will be permitted only during an open “trading window.” Further, any China employee who has AXT stock options or RSAs must also comply with the Trading Window and Blackout rules. The trading window generally opens on the second full trading day following the public issuance of the Company’s earnings release for the most recent fiscal quarter and closes at the close of trading on the last day of the month preceding the last month of a fiscal quarter. For example, if AXT releases our quarterly financial results on a Wednesday, Insiders can begin trading on the following Friday (assuming that the market was trading on Thursday). In addition to the times when the trading window is scheduled to be closed, the Company may impose a special blackout period at its discretion due to the existence of material nonpublic information, such as a pending acquisition, that is likely to be widely known among Insiders. Following termination of employment or other service, Insiders will be subject to the trading window, as well as any special blackout period in effect at the time of termination, for one full fiscal quarter thereafter. Even when the window is open, Insiders and other Company personnel are prohibited from trading in the Company’s securities while in possession of material nonpublic information. The Company’s Compliance Officer will advise Insiders when the trading window opens and closes.

Hardship Exemptions. The Compliance Officer may, on a case by case basis, authorize a transaction in the Company’s securities outside of the trading window (but in no event during a special blackout period) due to financial or other hardship. Any request for a hardship exemption must be in writing and must describe the amount and nature of the proposed transaction and the circumstances of the hardship. (The request may be made as part of a pre-clearance request, so long as it is in writing.) The Insider requesting the hardship exemption must also certify to the Compliance Officer within two business days prior to the date of the proposed trade that he or she is not in possession of material nonpublic information concerning the Company.

The existence of the foregoing procedure does not in any way obligate the Compliance Officer to approve any hardship exemption requested by an Insider.

Individual Account Plan Blackout Periods. Certain trading restrictions apply during a blackout period applicable to any Company individual account plan in which participants may hold Company stock. For the purpose of such restrictions, a “blackout period” is a period in which the plan participants are

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temporarily restricted from making trades in Company stock. During any blackout period, directors and executive officers are prohibited from trading in shares of the Company’s stock that were acquired in connection with such director's or officer's service or employment with the Company. Such trading restriction is required by law, and no hardship exemptions are available. The Company will notify directors and executive officers in the event of any blackout period.

D.Additional Reporting Restrictions. In light of the reporting requirements to which Section 16 Insiders are subject under Section 16 of the Exchange Act, Section 16 Insiders are subject to additional restrictions. Therefore, additional materials are provided to Section 16 Insiders. These include Memorandum on Obligations of Directors and Officers, Appendix I, Duties Regarding Transactions in Company Stock and two check lists.
IV.Insider Trading Compliance Officer

The Company has designated Gary Fischer, as its Insider Trading Compliance Officer (the “Compliance Officer”).

The duties of the Compliance Officer will include the following:

1.	Administering this Policy and monitoring and enforcing compliance with all policy provisions and procedures.
2.	Responding to all inquiries relating to this policy and its procedures.
3.	Designating and announcing special trading blackout periods during which no Insiders may trade in Company securities.
4.	Providing copies of this Policy and other appropriate materials to all current and new directors, officers and employees, and such other persons as the Compliance Officer determines have access to material nonpublic information concerning the Company.
5.	Administering, monitoring and enforcing compliance with federal and state insider trading laws and regulations; and assisting in the preparation and filing of all required SEC reports relating to trading in Company securities, including without limitation Forms 3, 4, 5 and 144 and Schedules 13D and 13G.
6.	Selecting designated brokers through which Insiders are authorized to trade Company securities.
7.	Revising the Policy as necessary to reflect changes in federal or state insider trading laws and regulations.
8.	Maintaining as Company records originals or copies of all documents required by the provisions of this Policy or the procedures set forth herein, and copies of all required SEC reports relating to insider trading, including without limitation Forms 3, 4, 5 and 144 and Schedules 13D and 13G.
9.	Maintaining the accuracy of the list of Section 16 Individuals as set forth on Exhibit A and the list of Insider Employees as set forth on Exhibit B, and updating such lists periodically as necessary to reflect additions or deletions.

The Compliance Officer may designate one or more individuals who may perform the Compliance Officer’s duties in the event that the Compliance Officer is unable or unavailable to perform such duties.

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In fulfilling his or her duties under this Policy, the Compliance Officer shall be authorized to consult with the Company’s outside counsel.

V.Applicability of This Policy to Transactions in Company Securities
A.General Rule. This Policy applies to all transactions in the Company’s securities, including common stock and any other securities the Company may issue from time to time, such as preferred stock, warrants and convertible debentures, as well as to derivative securities relating to the Company’s stock, whether or not issued by the Company, such as exchange-traded options. For purposes of this Policy, the term “trade” includes any transaction in the Company’s securities, including gifts and pledges.
B.Employee Benefit Plans

1.Stock Option Plans. The trading prohibitions and restrictions set forth in this Policy do not apply to the exercise of stock options for cash, but do apply to all sales of securities acquired through the exercise of stock options. Thus, this Policy does apply to the “same-day sale” or cashless exercise of Company stock options.

2.Employee Stock Purchase Plans. The trading prohibitions and restrictions set forth in this Policy do not apply to periodic contributions by the Company or employees to employee stock purchase plans or employee benefit plans (e.g., a pension or 401(k) plan) which are used to purchase Company securities pursuant to the employee’s advance instructions. However, no officers or employees may alter their instructions regarding the level of withholding or the purchase of Company securities in such plans while in the possession of material nonpublic information. Any sale of securities acquired under such plans is subject to the prohibitions and restrictions of this Policy.

VI.Definition of “Material Nonpublic Information”
A.“Material”. Information about the Company is “material” if it would be expected to affect the investment or voting decisions of a reasonable shareholder or investor, or if the disclosure of the information would be expected to significantly alter the total mix of the information in the marketplace about the Company. In simple terms, material information is any type of information which could reasonably be expected to affect the market price of the Company’s securities. Both positive and negative information may be material. While it is not possible to identify all information that would be deemed material, the following types of information ordinarily would be considered material:
●	Financial performance, especially quarterly and year-end earnings, and significant changes in financial performance or liquidity.
●	Company projections and strategic plans.
●	Potential mergers or acquisitions, the sale of Company assets or subsidiaries or major partnering agreements.
●	New major contracts, orders, suppliers, customers or finance sources or the loss thereof.
●	Major discoveries or significant changes or developments in products or product lines, research or technologies.
●	Significant changes or developments in supplies or inventory, including significant product defects, recalls or product returns.
●	Significant pricing changes.

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●	Stock splits, public or private securities/debt offerings, or changes in Company dividend policies or amounts.
●	Significant changes in senior management or membership of the Board of Directors.
●	Significant labor disputes or negotiations.
●	Actual or threatened major litigation, or the resolution of such litigation.
●	Receipt or denial of regulatory approval for products.
B.“Nonpublic”. Material information is “nonpublic” if it has not been widely disseminated to the general public through a report filed with the SEC or through major newswire services, national news services or financial news services. For the purpose of this Policy, information will be considered public after the close of trading on the first full trading day following the Company’s widespread public release of the information.
C.Consult the Compliance Officer When in Doubt. As a rule of thumb, if you think something might be material nonpublic information, it probably is. Any employees who are unsure whether the information that they possess is material or nonpublic must consult the Compliance Officer for guidance before trading in any Company securities.
VII.	Employees May Not Disclose Material Nonpublic Information to Others or Make Recommendations Regarding Trading in Company Securities

No employee may disclose material nonpublic information concerning the Company to any other person (including family members) where such information may be used by such person to his or her advantage in the trading of the securities of companies to which such information relates, a practice commonly known as “tipping.” No employee or related person may make recommendations or express opinions as to trading in the Company’s securities while in possession of material nonpublic information, except such person may advise others not to trade in the Company’s securities if doing so might violate the law or this policy.

VIII.Employees May Not Participate in Internet Forums About AXT

Employees are prohibited from participating in chat room discussions, message boards, Facebook, blogs or other online conversation platforms regarding the Company’s securities or business.

IX.	Only Designated Company Spokespersons Are Authorized to Disclose Material Nonpublic Information

The Company is required under the federal securities laws to avoid the selective disclosure of material nonpublic information. The Company has established procedures for releasing material information in a manner that is designed to achieve broad dissemination of the information immediately upon its release. Employees may not, therefore, disclose material information to anyone outside the Company, including family members and friends, other than in accordance with those established procedures. Any inquiries from outsiders regarding material nonpublic information about the Company should be forwarded to the Chief Executive Officer or the Chief Financial Officer.

X.Certain Types of Transactions Are Prohibited
A.Short Sales. Short sales of the Company’s securities evidence an expectation on the part of the seller that the securities will decline in value, and therefore signal to the market that the seller

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has no confidence in the Company or its short-term prospects. In addition, short sales may reduce the seller’s incentive to improve the Company’s performance. For these reasons, short sales of the Company’s securities are prohibited by this Policy. In addition, Section 16(c) of the Exchange Act expressly prohibits executive officers and directors from engaging in short sales.
B.Publicly Traded Options. A transaction in options is, in effect, a bet on the short-term movement of the Company’s stock and therefore creates the appearance that the director or employee is trading based on inside information. Transactions in options also may focus the director’s or employee’s attention on short-term performance at the expense of the Company’s long-term objectives. Accordingly, transactions in puts, calls or other derivative securities involving the Company’s stock, on an exchange or in any other organized market, are prohibited by this Policy. (Option positions arising from certain types of hedging transactions are governed by the section below captioned “Hedging Transactions”).
C.Hedging Transactions. Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, allow an employee to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow the employee to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, the employee may no longer have the same objectives as the Company’s other shareholders. Therefore, employees are prohibited from engaging in such transactions involving the Company’s securities. Any person wishing to enter into such an arrangement must first receive pre-approval for the proposed transaction from the Compliance Officer.
D.Margin Accounts and Pledges. Securities held in a margin account may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in Company securities, directors, officers and other employees are prohibited from holding Company securities in a margin account or pledging Company securities as collateral for a loan. Any person wishing to enter into such an arrangement must first receive pre-approval for the proposed transaction from the Compliance Officer.
E.Short Term Trading. To avoid undue focus on the Company’s short-term stock market performance, if you purchase the Company securities in the open market, you may not sell any Company securities of the same class during the six months following the purchase or vice versa.
XI.The Company May Suspend All Trading Activities by Employees

In order to avoid any questions and to protect both employees and the Company from any potential liability, from time to time the Company may impose a “blackout” period during which some or all of the Company’s employees may not buy or sell the Company’s securities. The Compliance Officer will impose such a blackout period if, in his judgment, there exists nonpublic information that would make trades by the Company’s employees (or certain of the Company’s employees) inappropriate in light of the risk that such trades could be viewed as violating applicable securities laws.

XII.Violations of Insider Trading Laws or This Policy Can Result in Severe Consequences
A.Civil and Criminal Penalties. The consequences of prohibited insider trading or tipping can be severe. Persons violating insider trading or tipping rules may be required to disgorge the profit made or the loss avoided by the trading, pay civil penalties up to three times the profit made or loss avoided, face private action for damages, as well as being subject to criminal penalties, including up to 20 years in prison and fines of up to $5 million. The Company and/or the supervisors of the person violating the rules may also be required to pay major civil or criminal penalties.

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B.Company Discipline. Violation of this Policy or federal or state insider trading laws by any director, officer or employee may subject the director to removal proceedings and the officer or employee to disciplinary action by the Company, including termination for cause.
C.Reporting Violations. Any person who violates this Policy or any federal or state laws governing insider trading, or knows of any such violation by any other person, must report the violation immediately to the Compliance Office or the Audit Committee of the Company’s Board of Directors. Upon learning of any such violation, the Compliance Officer [or Audit Committee], in consultation with the Company’s legal counsel, will determine whether the Company should release any material nonpublic information or whether the Company should report the violation to the SEC or other appropriate governmental authority.
XIII.Every Individual Is Responsible

Every employee has the individual responsibility to comply with this Policy against illegal insider trading. An employee may, from time to time, have to forego a proposed transaction in the Company’s securities even if he or she planned to make the transaction before learning of the material nonpublic information and even though the employee believes that he or she may suffer an economic loss or forego anticipated profit by waiting.

XIV.This Policy Continues to Apply Following Termination of Employment

The Policy continues to apply to transactions in the Company’s securities even after termination of employment. If an employee is in possession of material nonpublic information when his or her employment terminates, he or she may not trade in the Company’s securities until that information has become public or is no longer material.

XV.The Compliance Officer Is Available to Answer Questions about this Policy

Please direct all inquiries regarding any of the provisions or procedures of this Policy to the Compliance Officer.

XVI.This Policy Is Subject to Revision

The Company may change the terms of this Policy from time to time to respond to developments in law and practice. The Company will take steps to inform all affected persons of any material change to this Policy.

XVII.All Employees Must Acknowledge Their Agreement to Comply with This Policy

The Policy will be delivered to all employees upon its adoption by the Company, and to all new other employees at the start of their employment or relationship with the Company. Upon first receiving a copy of the Policy or any revised versions, each employee must sign an acknowledgment that he or she has received a copy and agrees to comply with the Policy’s terms. This acknowledgment and agreement will constitute consent for the Company to impose sanctions for violation of this Policy and to issue any necessary stop-transfer orders to the Company’s transfer agent to enforce compliance with this Policy.

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EXHIBIT A

SECTION 16 DIRECTORS AND NAMED EXECUTIVE OFFICERS

(as of February 26, 2025)

SECTION 16 NAMED EXECUTIVE OFFICERS

Name	Title

Morris Young	Chief Executive Officer and Board of Director

Gary Fischer	VP & CFO

OTHER DIRECTORS

Jesse Chen	Lead Director & Corp Gov Committee Chair
David Chang	Comp Committee Chair
Christine Russell	Audit Committee Chair

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